Filename: g23639.sif

Comment/Description:

(this header is not part of the document)

```
<SUBMISSION-INFORMATION-FILE>

<TYPE>                          DEF 14A                              </TYPE>
<CONFIRMING-COPY>               NO                                   </CONFIRMING-COPY>
<SROS>                          NONE                                 </SROS>
<FILER>
     <FILER-CIK>                0000755001                            </FILER-CIK>
     <FILER-CCC>                mccv8@pv                             </FILER-CCC>
</FILER>
<NOTIFY-INTERNET>               cs@imagenj.com                       </NOTIFY-INTERNET>
     <NOTIFY-INTERNET>          cjohn@imagenj.com                    </NOTIFY-INTERNET>
<RETURN-COPY>                   NO                                   </RETURN-COPY>
<PERIOD>                        4/19/2001                            </PERIOD>

</SUBMISSION-INFORMATION-FILE>
```

Filename: gdef14a-23639.txt

Comment/Description: DEF 14A

(this header is not part of the document)

<PAGE>

[LOGO] UNITIL

March 13, 2001

Dear Fellow Shareholder,

The Annual Meeting of Common Shareholders is scheduled to be held on Thursday,
April 19, 2001, at 10:30 A.M., at the office of the Company, 6 Liberty Lane
West, Hampton, New Hampshire.

Enclosed you will find a 2000 annual report, a notice of meeting, a proxy
statement and a proxy card to be used in connection with the meeting. This year,
shareholders are being asked to vote on the election of three Directors.

We hope that you are able to attend the Annual Meeting. Your vote is important
whether you own one share or many. Whether or not you plan to be present, we
urge you to sign and promptly return the enclosed proxy card in the envelope
provided.

Thank you for your continued interest in the Company.

Sincerely,

Robert G. Schoenberger

Chairman of the Board of Directors
and Chief Executive Officer

<PAGE>

[LOGO] UNITIL

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS

Hampton, New Hampshire
March 13, 2001

To the Common Shareholders:

You are hereby notified that the annual meeting of common shareholders
of Unitil Corporation will be held at the office of the Company, 6 Liberty Lane
West, Hampton, New Hampshire, on Thursday, April 19, 2001, at 10:30 A.M., for
the following purposes:

1.   To elect three Directors.

2.   To act on such other matters as may properly come before the
      meeting and any adjournments thereof.

The enclosed form of proxy has been prepared at the direction of the
Board of Directors of Unitil and is sent to you at its request. The persons
named in said proxy have been designated by the Board of Directors.

REGARDLESS OF WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU CAN BE
SURE YOUR SHARES ARE REPRESENTED AT THE MEETING BY PROMPTLY SIGNING, DATING AND
RETURNING THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE, ALSO ENCLOSED.
IF FOR ANY REASON YOU DESIRE TO REVOKE OR CHANGE YOUR PROXY, YOU MAY DO SO AT
ANY TIME BEFORE IT IS VOTED.

The Board of Directors fixed February 22, 2001, as the date for
determining holders of record of Common Stock who are thereby entitled to notice
of and to vote at this meeting and any adjournments thereof.

By Order of the Board of Directors,

Mark H. Collin
Treasurer & Secretary

<PAGE>

[LOGO] UNITIL
       6 Liberty Lane West
       Hampton, NH 03842-1720

March 13, 2001

Proxy Statement

ANNUAL MEETING OF COMMON SHAREHOLDERS, APRIL 19, 2001

This proxy statement is furnished in connection with the solicitation by the Board of Directors of proxies in the accompanying form for use at the 2001 annual meeting of common shareholders of Unitil Corporation (Unitil" or the Company"). Each proxy can be revoked at any time before it is voted by written notification to the Secretary of Unitil at the above address prior to the meeting, or in person at the meeting. Every properly signed proxy will be voted unless previously revoked.

Unitil presently has seven subsidiaries, Concord Electric Company (CECo"), Exeter & Hampton Electric Company (E&H"), Fitchburg Gas and Electric Light Company (FG&E"), Unitil Power Corp. (Unitil Power"), Unitil Realty Corp. (Unitil Realty"), Unitil Resources, Inc. (Unitil Resources") and Unitil Service Corp. (Unitil Service").

The annual report of Unitil for the year 2000 is enclosed herewith and includes consolidated financial statements which are not part of this proxy statement.

The voting securities of Unitil issued and outstanding on February 22, 2001, consisted of 4,740,574 shares of Common Stock, no par value, entitling the holders thereof to one vote per share. Holders of Common Stock of record on such date are entitled to notice of and to vote at the annual meeting and any adjournments thereof. A majority of the outstanding shares of Common Stock constitutes a quorum.

Except as set forth below, no person owns of record and, to the knowledge of Unitil, no person owns beneficially more than five percent of the Common Stock of Unitil which may be voted at the meeting and any adjournments thereof.

<TABLE>
<CAPTION>

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Shares Outstanding
<S>	<C>	<C>
Charles H. Tenney II 30 Cedar Road Chestnut Hill, MA 02167	270,628 (1)	5.71%

</TABLE>

NOTES:

(1) Based on information provided by Mr. Tenney. Total shares of Common Stock owned by Mr. Tenney include 3,120 shares which are held in trust under the terms of the Unitil Tax Deferred Savings and Investment Plan (401(k)"). (See Other Compensation Arrangements"). Mr. Tenney has voting power only with respect to the shares credited to his account. Mr. Tenney is the former Chairman and CEO and a former Director of the Company. Mr. Tenney retired from the Board of Directors in April, 1999.

<PAGE>

        The eleven Directors and the officers of Unitil as a group have
beneficial ownership as of February 22, 2001, of 71,968 shares (1.52%) of Common
Stock, of which they have direct beneficial ownership of 53,867 shares (1.14%),
which excludes options to purchase 151,958 shares (3.21%) pursuant to the
exercise of those options, and indirect beneficial ownership of 18,101 shares
(0.38%). To the knowledge of Unitil, each Director and each officer has voting
and investment power with respect to the shares directly owned. With regard to
certain of the indirect beneficial ownership by said group, see the footnotes to
the table contained in the section of this proxy statement entitled As to the
Election of Directors" setting forth certain information about the Directors of
Unitil.

        Assuming a quorum is present, the favorable vote of a majority of the
shares of Common Stock represented and voting will be required for approval of
all matters, including the election of Directors, which may come before the
meeting.

                        AS TO THE ELECTION OF DIRECTORS

        The By-Laws of Unitil provide for a Board of between nine and fifteen
Directors divided into three classes, each class being as nearly equal in number
as possible, and each with their respective terms of office arranged so that the
term of office of one class expires in each year, at which time a corresponding
number of Directors is elected for a term of three years. Unitil currently has
eleven Directors.

        The Board of Directors has a stock ownership policy of the Board that
no person be nominated as a candidate for Director for election to a second term
as part of the slate of Directors proposed by the Company unless he or she is a
beneficial owner, either directly or indirectly, of at least 1,000 shares of
Unitil Common Stock. The Board of Directors also has an age limitation policy of
the Board, which has been in effect since January, 1999, such that no person be
nominated as a candidate for Director for reelection as part of the slate of
Directors proposed for election by the Company after he or she has reached age
70. J. Parker Rice, Jr. will not stand for reelection this year as a result of
this policy.

                                       2

<PAGE>

INFORMATION ABOUT NOMINEES FOR DIRECTORS

       Each nominee has been a member of the Board of Directors since the date indicated. Proxies will be voted for the persons whose names are set forth below unless instructed otherwise. If any nominee shall be unable to serve, the proxies will be voted for such person as may be designated by management to replace such nominee. Each of the nominees has consented to being named in this proxy statement and to serve if elected. Unless otherwise indicated, all shares shown represent sole voting and investment power.

<TABLE>
<CAPTION>

NOMINEES FOR DIRECTORS WHOSE TERMS WILL EXPIRE IN THE YEAR 2004

	Director Since	Common Stock Owned Beneficially on February 22, 2001 (1) Shares
<S>	<C>	<C>
MICHAEL J. DALTON, AGE 60	1984	71,971 (2)(3)(4)
President and Chief Operating Officer of Unitil. Mr. Dalton is also a Director, since 1996, and Secretary, since 1997, of the University of New Hampshire Foundation.		
BRUCE W. KEOUGH, AGE 44	1998	2,562
Real estate developer and private equity investor. Mr. Keough is also Chairman of the Board of Trustees of the University System of New Hampshire since 1999 (Trustee since 1997). Mr. Keough is also a former New Hampshire State Senator (1994 – 1996) and a member of the Board of Governors of New Hampshire Public Television since 1997.		
EBEN S. MOULTON, AGE 54	2000 (5)	207
President of Seacoast Capital Corporation, Danvers, MA (equity investment company) since 1995. Mr. Moulton is also a Director of IEC Electronics (complex circuit boards manufacturer), a Director of PartMiner, Inc., (global distributor of computer components), a Director of Home Market Foods, and a Trustee of Colorado College, Colorado Springs, CO.		

</TABLE>

3

<PAGE>

```
                        Information About Directors
                       Whose Terms of Office Continue
                       ------------------------------
```

<TABLE>
<CAPTION>

	Director Since	Term to Expire	Common Stock Owned Beneficially on February 22, 2001 (1) Shares
<S>	<C>	<C>	<C>
WILLIAM E. AUBUCHON, III, AGE 56	1999	2003	207

    Chairman and Chief Executive Officer of W.E. Aubuchon
    Company, Inc.(retail hardware company), Westminster,
    MA, since 1993. Mr. Aubuchon is also a Director of
    the North Central Massachusetts Chamber of Commerce,
    since 1991, and a Director of the Mt. Wachusett
    Community College Foundation, Inc., Gardner, MA, since
    1999.

| ALBERT H. ELFNER, III, AGE 56 | 1999 | 2002 | 1,362 |

    Retired Chairman (1994-1999) and Chief Executive
    Officer (1995-1999) of Evergreen Investment Management
    Company, Boston, MA. Mr. Elfner is also a Director of
    Polaris International Investment Trust Company, Taipei,
    Taiwan, ROC. Mr. Elfner is a former Chairman and
    Director (1995-1999) of Keystone Trust Company,
    Portsmouth, NH, and a former Director (1998-1999) of
    Investment Mutual Insurance Company, Washington, DC.

| ROSS B. GEORGE, AGE 68 | 1999 | 2002 | 2,966 |

    Chairman of the Board, since 1999 (Director since 1988)
    of Simonds Industries, Inc., (Simonds") Fitchburg, MA.
    Mr. George served as Chief Executive Officer
    (1995-1999) and President and Chief Operating Officer
    (1988-1995), also at Simonds. (industrial cutting tools
    manufacturing company)

| M. BRIAN O'SHAUGHNESSY, AGE 58 | 1998 | 2002 | 1,194 |

    Chairman of the Board, Chief Executive Officer and
    President of Revere Copper Products, Inc., Rome, NY,
    since 1988.

| ROBERT G. SCHOENBERGER, AGE 50 | 1997 | 2003 | 95,261 (2)(6)(7) |

    Chairman of the Board and Chief Executive Officer of
    Unitil since 1997. Prior to his employment with Unitil,
    Mr. Schoenberger was President and Chief Operating
    Officer at the New York Power Authority (NYPA") from
    1993 until 1997. Prior to 1993, Executive Vice
    President - Finance and Administration, also at NYPA
    (state owned public power enterprise). Mr. Schoenberger
    is also a Director of the Greater Seacoast (NH) United
    Way since 1998, Director of Exeter Health Resources,
    Exeter, NH, since 1998, Director of Enermetrix.com,
    Maynard, MA, since 1999, and a Director of the New
    England Gas Association, since 1999.

</TABLE>

4

<PAGE>

<TABLE>
<CAPTION>

	Director Since	Term to Expire	Common Stock Owned Beneficially on February 22, 2001 (1) Shares
<S> CHARLES H. TENNEY III, AGE 53	<C> 1992	<C> 2003	<C> 3,092

Former Director of Corporate Services (1999-2000), Log On America, Inc., Providence, RI (New England regional competitive local exchange carrier and information/ Internet service provider). Mr. Tenney is the former Secretary (1997-1999) of Northern Utilities, Inc., Portsmouth, NH (natural gas distributor) and former Secretary (1997-1999) of Granite State Gas Transmission, Inc., Portsmouth, NH. Mr. Tenney is also the former Clerk (1991-1999) of Bay State Gas Company, a subsidiary of NIPSCO Industries, Inc., Merrillville, IN. (utility holding company)

</TABLE>

NOTES:

Except as otherwise noted, each of the persons named above has held his present position (or another executive position with the same employer) for more than the past five (5) years.

(1) Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing and no officer owns more than one percent of the total outstanding shares.

(2) Included are 1,903 and 4,657 shares which are held in trust for Messrs. Schoenberger and Dalton, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan (401(k)"). Messrs. Schoenberger and Dalton have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan" below.

(3) Included are 30,000 options which Mr. Dalton has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan (Option Plan"). See Other Compensation Arrangements." Mr. Dalton was granted 10,000 options in March, 1999, 10,000 options in January, 2000, and 10,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.

(4) Included are 9,411 shares held by a member of Mr. Dalton's family. He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.

(5) Mr. Moulton is a Director nominee elected to the Board by the Board of Directors upon recommendation by the Executive Committee in April, 2000. Mr. Moulton has not previously been elected by the shareholders of the Company.

(6) Included are 29,358 options which Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan (KESOP"). For further information regarding the KESOP, see Other Compensation Arrangements" below.

(7) Included are 60,000 options which Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan (Option Plan"). See Other Compensation Arrangements." Mr. Schoenberger was granted 20,000 options in March, 1999, 20,000 options in January, 2000, and 20,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of theb respective grants.

The Board of Directors met eight times in 2000. During 2000, Directors attended an average of 92% of all meetings of the Board of Directors held and of all meetings held by all Committees of the Board on which they served, if any.

Section 17(a) of the Public Utility Holding Company Act of 1935 and Section 16(a) of the Securities Exchange Act of 1934 require the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file certain reports of ownership and changes in share ownership with the Securities and Exchange Commission and the American Stock Exchange and to furnish the Company with copies of all Section 17(a) and Section

<PAGE>

16(a) forms they file. Based solely on its review of the copies of such forms
received by it, or written representations from certain reporting persons that
such forms were not required for those persons, the Company believes that all
filing requirements applicable to its officers and directors during 2000 and
through February, 2001, were met.

Compensation of Directors

         In 2000, members of the Board of Directors who are not officers of
Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in
cash and $5,500 in Unitil Common Stock, and $500 for each Board meeting
attended. Members of the Executive Committee who are not officers of Unitil or
any of its subsidiaries received an annual retainer fee of $3,000 and $400 for
each meeting attended. The Chairman of the Executive Committee received an
annual retainer fee of $15,000, and $400 for each meeting attended. Members of
the Audit Committee and Compensation Committee received an annual retainer fee
of $1,000 and $400 for each meeting attended. The Chairman of the Audit
Committee and the Chairman of the Compensation Committee received an annual
retainer fee of $2,000, respectively, and $400 for each meeting attended. Those
Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are
not officers of Unitil or any of its subsidiaries received a meeting fee of $100
per subsidiary meeting attended and no annual retainer fee from CECo, E&H or
FG&E. All Directors are entitled to reimbursement of expenses incurred in
connection with attendance at meetings of the Board of Directors and any
Committee on which they serve.

         As part of the Company's overall support for charitable institutions,
the Company has a program which provides a perpetual gift of $1,000 annually to
the Greater Seacoast United Way (United Way") on behalf of each Director who
retires from the Board. The Director(s) receive no financial benefit from this
program as the charitable deductions accrue solely to the Company. In 2000, two
Directors retired from the Board.

         In 1999, the Board of Directors approved the Unitil Corporation
Directors' Deferred Compensation Plan (Deferred Plan") for the purpose of
allowing non-employee members of the Board to defer payment of all or a
specified part of compensation for services performed as Directors. The Deferred
Plan is administered by the Compensation Committee and stipulates that eligible
Directors may elect to defer all or a portion of their cash retainer and meeting
fees. Separate accounts are maintained for each Director participant, which are
an unfunded liability of the Company. Additionally, accounts are credited
monthly with interest based on the current rate of 60-month Treasury bills.
Funds contributed and interest credited is tax deferred until withdrawn from the
Deferred Plan. Director participants may elect to withdraw funds from the
Deferred Plan after a fixed amount of time, upon resignation or retirement from
the Board, upon death or disability, or upon a Change in Control. Withdrawals
may be taken in cash, either in one lump sum or in a series of installments.
During 2000, no Directors participated in the Deferred Plan.

<PAGE>

Committees of the Board of Directors

Executive Committee

The Executive Committee of the Board of Directors held seven meetings
in 2000. Its members are Albert H. Elfner, III, Bruce W. Keough (Chairman),
Robert G. Schoenberger, Charles H. Tenney III, and Joan D. Wheeler. This
Committee's responsibility is to review and oversee corporate policies related
to the Company's long-range strategic business, financial and operating plans.
In addition, the Executive Committee also acts as a nominating committee. In its
function as a nominating committee, the Committee coordinates suggestions or
searches for potential nominees for Board members; reviews and evaluates
qualifications of potential Board members; and recommends to the Board of
Directors nominees for vacancies occurring from time to time on the Board of
Directors. The Committee will consider nominees recommended by shareholders upon
timely submission of the names of such nominees with qualifications and
biographical information forwarded to the Executive Committee of the Board of
Directors. The Executive Committee's duties also include the review and
recommendation of corporate governance standards and the annual review of Board
member and CEO performance.

Audit Committee

The Audit Committee of the Board of Directors consists of three
directors who are not officers of the Company and are independent as defined by
the listing standards of the American Stock Exchange. The members of the Audit
Committee are: William E. Aubuchon, III, Ross B. George and J. Parker Rice, Jr.
(Chairman). The Audit Committee held four meetings in 2000 for the purpose of
overseeing management's responsibilities for accounting, internal controls and
financial reporting. After meeting with the independent auditors to review the
scope of the audit, the annual fees, and the planned scope of future audits, the
Audit Committee recommends the appointment of an independent certified public
accounting firm, subject to the Board's approval, for the following fiscal year.
The Report of the Audit Committee, which appears on page 8, and the Audit
Committee Charter, which appears in Appendix A, more fully describe the
activities and responsibilities of the Audit Committee.

Compensation Committee

The Compensation Committee of the Board of Directors, which held five
meetings in 2000, consists of Albert H. Elfner, III (Chairman), Eben S. Moulton
and M. Brian O'Shaughnessy. The duties of this Committee include studying and
making recommendations to the Board of Directors with respect to base and
incentive compensation plans and payments and other benefits to be paid to the
officers of Unitil. The Compensation Committee's duties also include the annual
review of management succession planning, administration of the Company's Stock
Option Plans, administration of merit, incentive and commission compensation
plans for all appropriate personnel and administration of the Directors'
Deferred Compensation Plan.

7

<PAGE>

                      Report of the Audit Committee

        During the fiscal year ended December 31, 2000, the Audit Committee of
the Board of Directors held four meetings. The Audit Committee acts under a
written Charter first adopted and approved in 1996. In accordance with the
Charter, the Audit Committee is responsible for providing independent and
objective oversight of the Company's accounting functions, internal controls and
financial reporting. The Audit Committee also reviews and reassesses the Charter
annually and adopts any amendments necessary to reflect changes in regulatory
policies or its responsibilities. A copy of the Audit Committee Charter is
attached to this Proxy Statement as Appendix A.

        During 2000, the Audit Committee reviewed the audit plan and audit
scope of both the independent auditors (Grant Thornton, LLP) and the Internal
Auditor. The Audit Committee discussed the quality and adequacy of the
Company's internal controls with senior management, the internal auditor and the
independent auditors. These discussions also included a review of the results of
the internal audits performed including follow-up on previous internal and
external audit recommendations as well as an overview of any ongoing external
audits. In addition, the Audit Committee retained the independent auditors to
perform non-audit services. In doing so, the Audit Committee felt assured that
these non-audit services would not impact the independence of the independent
auditors. The fees paid to the independent auditors during 2000 are itemized
below:

    Audit Fees $119,737

    All Other Fees (includes tax services, review services for
    investment activities, and review services for a subsidiary)   70,668

        In discharging its oversight responsibility regarding the audit
process, the Audit Committee obtained a written statement from the independent
auditors describing all relationships between the auditors and the Company that
might bear on their independence, consistent with Independence Standards Board
Standard No. 1 Independence Discussions with Audit Committees." In addition, the
Audit Committee discussed with the auditors any relationships that may impact
their objectivity and independence and satisfied itself as to the auditors'
independence. The Audit Committee also discussed and reviewed with the
independent auditors all communications required by generally accepted auditing
standards, including those described in Statement on Auditing Standards No.
61, Communication with Audit Committees."

        Management is responsible for the preparation of the Company's
financial statements and the independent auditors are responsible for the audit
of those statements. During 2000, the Audit Committee members received the
quarterly financial information for review and comment prior to filing Form 10-Q
with the Securities and Exchange Commission. In fulfilling its responsibilities
for the financial statements for fiscal year 2000, the Audit Committee reviewed
the audited financial statements of the Company, for the fiscal year ended
December 31, 2000, with management and the independent auditors. Based on the
reviews with management and the independent auditors discussed above, the Audit
Committee recommended to the Board that the Company's audited financial
statements be included in its Annual Report on Form 10-K for the fiscal year
ended December 31, 2000, for filing with the Securities and Exchange Commission.

                                              Audit Committee Members
----
    William E. Aubuchon, III, Ross B. George, and J. Parker Rice, Jr. (Chairman)

<PAGE>

                    Report of the Compensation Committee

        Upon the recommendation of the Compensation Committee, the Board of
Directors votes to approve the compensation of the Chief Executive Officer. The
Committee reports all of its decisions to the Board. The Board unanimously has
accepted each of the recommendations described below made in 2000 and to date in
2001. The Committee also votes the compensation of all other Company executive
officers listed in the Summary Compensation Table, as well as other senior
employees. The Board has ratified the compensation decision for these executive
officers.

        The overall objective of the Company's Board of Directors, and
specifically this Compensation Committee, in setting compensation for Unitil's
executive officers is to attract, retain and reward managers who are committed
to solid financial performance and foster excellence in the management of the
assets of the Company and who can successfully lead the Company as the industry
undergoes unprecedented change and restructuring. To help meet these objectives,
the Committee believes it is important for the Company to provide compensation
to its executive officers, which varies directly with the performance of the
Company.

        The Company pays both base" and variable" compensation to its officers.
The base component of compensation is determined under Unitil's salary policy
which is reviewed from time to time by outside consultants as to its
competitiveness. Variable compensation is based on factors that measure the
success of the Company for any given year and is governed by Unitil's Management
Incentive Plan (Incentive Plan"). The factors under the Incentive Plan provide a
cash incentive opportunity if the Company meets certain targets for Core Utility
Earnings (normalized), Reliability, Low Distribution Costs, Customer
Satisfaction, and New Business Initiatives. The Plan also requires a subjective
evaluation by the Board which rates management's performance in capitalizing on
unplanned opportunities and responding to unforeseen problems. The bonus
opportunities are set by level of the executive position according to other
companies in the utility industry. In 2000, certain objective targets for Core
Utility Earnings (normalized), Reliability, Distribution Costs, and Customer
Satisfaction were met. In addition, the Committee discussed and evaluated the
subject target of the Incentive Plan to determine how well the Company met the
Board's expectations in dealing with challenges and opportunities in 2000. The
Committee took into consideration such factors as coping with extensive
regulatory issues, the bankruptcy of the largest customer, and responding to
other opportunities. Upon consideration and evaluation of these and other
factors, the Committee determined that an incentive payout of 85% of target
would be appropriate. The payout for 2000 performance will be made during the
first quarter of 2001, and will therefore be reflected on the Compensation of
Officers" Table in the 2001 Proxy Statement.

        In addition, to further align the interest of the Company's management
with shareholders and customers, the Company, in 1998, instituted a Stock Option
Plan (Option Plan"). The Option Plan provides grants of options to buy common
shares of Company Stock. The Option Plan anticipates the granting of options
over a period of five years, and each grant will vest over a three-year period.
Each option grant is priced at the market price on the date of the grant. This
plan emphasizes long-term growth of the price of the Company's common stock. In
January, 2000, the Committee granted a total of 53,000 options to the members of
senior management, and in February, 2000, the Committee granted an additional
2,000 options to newly promoted members of senior management.

        The compensation of the Chief Executive Officer (CEO"), is governed by
these same plans and objectives. As Chairman of the Board and CEO, Mr.
Schoenberger was paid an annual base salary of $278,000 in 2000. This amount,
based on the terms of Mr. Schoenberger's 1997-2000

<PAGE>

employment agreement calling for $245,000 per annum with an annual performance
and salary review, was determined in accordance with Unitil's salary policy. Mr.
Schoenberger's employment agreement with the Company is further detailed on
pages 17 and 18. In connection with the Incentive Plan, Mr. Schoenberger was
paid $117,874 for performance in meeting goals set for 2000. Mr. Schoenberger's
incentive compensation is evaluated using the same factors as the executive
participants in the Incentive Plan, as discussed above.

        The Committee periodically reviews each component of the Company's
executive compensation program to ensure that pay levels and incentive
opportunities are competitive and that incentive opportunities are linked to
Company performance. The Company engaged a nationally known compensation
consulting firm in 1998 to review the competitiveness of the total compensation
package for the CEO and other executive positions. As a result of this review,
the Company adopted a new salary policy, new base salary ranges, a new
Management Incentive Plan (see Other Compensation Arrangements") and the Option
Plan described above (see also Other Compensation Arrangements"). These new
policies and plans brought the Company's compensation practices into line with
current market conditions for competitive pay levels of utility executives, and
better support the achievement of the Company's mission and strategies.

                                        Compensation Committee Members
----
   Albert H. Elfner, III, (Chairman), Eben S. Moulton, and M. Brian O'Shaughnessy

                        Stock Performance Graph and Information
                        ----

Comparative Five-Year Total Returns

                          [GRAPH OF FIVE-YEAR RETURN]

<TABLE>
<CAPTION>

	1995	1996	1997	1998	1999	2000
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Unitil	100	101.83	131.9	145.78	218.75	170.26
PEER	100	98.14	116.4	128.16	112.16	173.07
S&P	100	120.26	157.56	199.57	238.54	214.36

</TABLE>

The graph above assumes $100 invested on December 31, 1994, in each category and
the reinvestment of all dividends during the period. The Peer Group is comprised
of S&P 40 Utilities.

                                    10

<PAGE>

Compensation of Officers

        The tabulation below shows the compensation Unitil, or any of its
subsidiaries, has paid to its Chief Executive Officer and its most highly
compensated officers whose total annual salary and bonus were in excess of
$100,000 during the year 2000.

SUMMARY COMPENSATION TABLE

<TABLE>
<CAPTION>

					Long Term Compensation		
		Annual Compensation			Awards		Payout
Name and Principal Position (1)	Year	Salary ($)	Bonus ($)(2)	Other Annual Comp. ($)	Restricted Stock Awards ($)	Options (#)	LTIP Payout	All Other Comp. ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Robert G. Schoenberger	2000	$278,004	$80,115	--	--	20,000(3)	--	$5,639(5)
Chairman of the Board &	1999	267,048	109,415	--	--	20,000(4)	--	
Chief Executive Officer	1998	245,003	--	--	--	--	--	
Michael J. Dalton	2000	$206,484	$47,880	--	--	10,000(6)	--	$5,880(8)
President & Chief Operating	1999	199,500	67,882	--	--	10,000(7)	--	
Officer	1998	190,005	67,959	--	--	--	--	
Anthony J. Baratta, Jr.(9)	2000	$167,098	$33,390	--	--	5,000(11)	--	$5,619(13)
Senior Vice President &	1999	159,078	33,606	--	--	10,000(12)	--	
Chief Financial Officer	1998	107,501(10)	--	--	--	--	--	
George R. Gantz	2000	$138,372	$23,836	--	--	2,500(14)	--	$4,321(16)
Senior Vice President,	1999	132,420	32,261	--	--	2,500(15)	--	
Unitil Service	1998	120,399	39,314	--	--	--	--	
Mark H. Collin	2000	$107,000	$15,882	--	--	1,500(17)	--	$3,881(19)
Treasurer & Secretary	1999	90,761	14,278	--	--	1,500(18)	--	
	1998	83,738	18,008	--	--	--	--	

</TABLE>

NOTES:
(1) Officers of the Company also hold various positions with subsidiary
    companies. Compensation for those positions is included in the above table.
(2) Bonus amounts reflected are comprised of the Unitil Management Incentive
    Plan (Incentive Plan") cash awards paid in February, 2000, for 1999 results.
    The terms of the Incentive Plan provide a cash incentive opportunity if the
    Company meets certain pre-established performance targets (see Other
    Compensation Arrangements").
(3) Options were granted in January, 2000, under the 1998 Stock Option Plan
    (Option Plan"). Options will vest at a rate of 25% in year one, 25% in year
    two, and 50% in year three, following the date of the grant. As of February,
    2001, 5,000 options are vested and exercisable.
(4) Options were granted in March, 1999, under the Option Plan. Options will
    vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
    following the date of the grant. As of February, 2001, 5,000 options are
    vested exercisable.
(5) All Other Compensation for Mr. Schoenberger for the year 2000 includes 401
    (K) company contribution, and Group Term Life Insurance payment valued at
    $5,100 and $539, respectively.
(6) Options were granted in January, 2000, under the Option Plan. Options will
    vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
    following the date of the grant. As of February, 2001, 2,500 options are
    vested and exercisable.
(7) Options were granted in March, 1999, under the Option Plan. Options will
    vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
    following the date of the grant. As of February, 2001, 2,500 options are
    vested and exercisable.
(8) All Other Compensation for Mr. Dalton for the year 2000 includes 401(K)
    company contribution, and Group Term Life Insurance payment valued at $5,100
    and $780, respectively.
(9) Anthony J. Baratta, Jr. began his employment with the Company as Senior Vice
    President and Chief Financial Officer in April, 1998. Mr. Baratta was not
    employed by the Company or any of its subsidiary companies prior to April,
    1998.

<PAGE>

NOTES, continued:

(10) Base salary paid to Mr. Baratta for 1998 includes salary for the months of
     April through December. Mr. Baratta's annual salary in 1998 was $150,000.
(11) Options were granted in January, 2000, under the Option Plan. Options will
     vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
     following the date of the grant. As of February, 2001, 1,250 options are
     vested and exercisable.
(12) Options were granted in March, 1999, under the Option Plan. Options will
     vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
     following the date of the grant. As of February, 2001, 2,500 options are
     vested and exercisable.
(13) All Other Compensation for Mr. Baratta for the year 2000 includes, 401(K)
     company contribution and Group Term Life Insurance payment, valued at
     $5,009 and $610, respectively.
(14) Options were granted in January, 2000, under the Option Plan. Options will
     vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
     following the date of the grant. As of February, 2001, 625 options are
     vested and exercisable.
(15) Options were granted in March, 1999, under the Option Plan. Options will
     vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
     following the date of the grant. As of February, 2001, 625 options are
     vested and exercisable.
(16) All Other Compensation for Mr. Gantz for the year 2000 includes, 401(K)
     company contribution and Group Term Life Insurance payment, and valued at
     $4,151 and $170, respectively.
(17) Options were granted in January, 2000, under the Option Plan. Options will
     vest at a rate of 25% in year one, 25% in year two, and 50% in year three,
     following the date of the grant. As of February, 2001, 375 options are
     vested and exercisable. (18) Options were granted in March, 1999, under the
     Option Plan. Options will vest at a rate of 25% in year one, 25% in year
     two, and 50% in year three, following the date of the grant. As of
     February, 2001, 375 options are vested and exercisable. (19) All Other
     Compensation for Mr. Collin for the year 2000 includes 401(K) company
     contribution and Group Term Life Insurance payment, valued at $3,686 and
     $195, respectively.

                                      12

<PAGE>

Other Compensation Arrangements

The table below provides information with respect to options granted in
fiscal 2000 under the 1998 Stock Option Plan (See also Other Compensation
Arrangements") to the named executive officers in the Summary Compensation
table. The Company has no compensation plan under which Stock Appreciation
Rights (SARs") are granted and thus reference to SARs has been omitted from the
table.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
(a)	(b)	(c)	(d)		(e)	(f)	(g)
		% of Total	Option Price				
		Options		Market			
	Number of Securities Underlying Options	Granted to Employees in Fiscal	Exercise or Base Price	Price on Date of	Exp.		
Name	Granted (#)	Year	($/Sh)	Grant	Date	5% ($)	10% ($)
Robert G. Schoenberger Chairman of the Board & Chief Executive Officer	20,000	36.4%	$32.13	$32.13	1/17/10	$404,838	$1,024,112
Michael J. Dalton President & Chief Operating Officer	10,000	18.2%	$32.13	$32.13	1/17/10	$202,419	$512,056
Anthony J. Baratta, Jr. Vice President & Chief Operating Officer	5,000	9.1%	$32.13	$32.13	1/17/10	$101,210	$256,028
George R. Gantz Senior Vice President Unitil Service	2,500	4.5%	$32.13	$32.13	1/17/10	$50,605	$128,014
Mark H. Collin Treasurer & Secretary	1,500	2.8%	$32.13	$32.13	1/17/10	$30,363	$76,808

13

<PAGE>

The table below provides information with respect to the value of
unexercised options granted in prior years under the Key Employee Stock Option
Plan (KESOP") and the value of unexercised options granted in prior years and in
2000 under the 1998 Stock Option Plan (Option Plan"), respectively, to the named
executive officers in the Summary Compensation Table and held by them as of
December 31, 2000.

              AGGREGATED OPTION EXCERSISES IN LAST FISCAL YEAR (FY)
                       AND FY-END OPTION VALUES (2)

<TABLE>
<CAPTION>

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at FY-End (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/ Unexercisable	
(a)	(b)	(c)	(d)		(e)	
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Robert G. Schoenberger Chairman of the Board & Chief Executive Officer	-- --	-- --	exercisable unexercisable	35,000(3)(4) 30,000	exercisable unexercisable	$263,250 ($37,500)
Michael J. Dalton President & Chief Operating Officer	-- --	-- --	exercisable unexercisable	5,000 15,000	exercisable unexercisable	($6,250) ($18,750)
Anthony J. Baratta, Jr. Senior Vice President & Chief Financial Officer	-- --	-- --	exercisable unexercisable	3,750 11,250	exercisable unexercisable	$781 $2,344
George R. Gantz Senior Vice President, Unitil Service	-- --	-- --	exercisable unexercisable	1,250 3,750	exercisable unexercisable	($1,563) ($4,688)
Mark H. Collin Treasurer & Secretary	-- --	-- --	exercisable unexercisable	750 2,250	exercisable unexercisable	($938) ($2,813)

</TABLE>

NOTES:

   (1) The KESOP authorizes the Compensation Committee to provide in the award
       agreements that the participant's right to exercise the options provided
       for therein will be accelerated upon the occurrence of a "Change in
       Control" of Unitil. The term Change in Control" is defined in
       substantially the same manner as in the Severance Agreements as defined on
       page 17. Award agreements entered into with participants in the KESOP
       contain such a Change in Control" provision. Award agreements also provide
       that, upon the exercise of an option on or after a Change in Control,
       Unitil shall pay to the optionee, within five business days, a lump sum
       cash amount equal to the economic benefit of the optionee's outstanding
       options and associated dividend equivalents that the optionee would have
       received had the option remained unexercised until the day preceding the
       expiration of the grant. Upon the exercise of any option by an employee
       and upon payment of the option price for shares of Unitil Common Stock as
       to which the option was granted (the Primary Shares"), Unitil will cause
       to be delivered to such employee (i) the Primary Shares and (ii) the
       number of shares of Unitil Common Stock (the Dividend Equivalent Shares")
       equal to the dollar amount of dividends which would have been paid on the
       Primary Shares (and previously accrued Dividend Equivalent Shares) had
       they been outstanding, divided by the fair market value of Unitil Common
       Stock determined as of the record date for each dividend. All options,
       with the exception of Mr. Schoenberger's options (see Note 3), associated
       with the KESOP were exercised as of March 7, 1999.

   (2) The Option Plan authorizes the Compensation Committee to provide in the
       award agreements that the participant's right to exercise the options
       provided for therein will be accelerated upon the occurrence of a Change
       in Control of Unitil, and will become 100% vested and fully exercisable.
       The term Change in Control" is defined in substantially the same manner as
       in the Severance Agreements as defined on pages 16 and 17. All of the
       award agreements entered into with participants in the Option Plan to date
       contain such a Change in Control" provision. The options reported in the
       table were granted in March, 1999, and January, 2000, under the Option
       Plan.

   (3) In accordance with the terms of Mr. Schoenberger's employment agreement,
       on November 3, 1997, he received 25,000 options to purchase shares of

Company stock under the KESOP. The options granted to Mr. Schoenberger
became exercisable on November 3, 1998. In 1998, the Compensation
committee extended the expiration date of Mr. Schoenberger's options until
November 3, 2007 (ten years from the date of the grant), because the
Option Plan originally provided ten years between the grant and expiration
of options.

<PAGE>

NOTES, continued:

  (4)   Mr. Schoenberger's 25,000 exercisable KESOP options listed in column (d)
         in the table above do not include non-preferential dividend equivalents
         earned under the provisions of the KESOP and associated with options
         outstanding.

        In December, 1998, the Unitil Board of Directors adopted the Unitil
Corporation 1998 Stock Option Plan (Option Plan"). The Company intends to grant
stock options each year through March 1, 2004 under the plan to certain
employees and directors, for the purchase of up to 350,000 shares of Unitil
Common Stock. To date, grants were made to certain management employees in
March, 1999, January, 2000, and January 2001. Each option grant will vest over a
three year period and each grant will expire ten years after the date of grant.

        The purpose of the Option Plan is to provide an incentive to key
employees and directors of Unitil and its affiliates who are in a position to
contribute materially to the long-term success of Unitil and/or its affiliates,
to increase their interest in the welfare of Unitil and its affiliates, and to
attract and retain employees and directors of outstanding ability. The
Compensation Committee will administer the plan. The Committee has the authority
to interpret the plan and to designate recipients of the stock options.

        Stock options granted under the Option Plan will entitle the holders of
those options to purchase up to the number of shares of common stock specified
in the grant at a price established by the Committee. All grants will be issued
at 100% of market value. Under the Option Plan, stock options for shares
constituting not more than five percent of the common stock may be issued in any
one year.

        The Company adopted a new Management Incentive Plan and a new Employee
Incentive Plan in December, 1998, to provide cash incentive payments which are
tied directly to achievement of the Company's strategic goals. Annual goals are
established each year by the Board of Directors and payment of awards is made in
February of the year following achievement of the goals. Target incentive
payments have been established which vary based upon the grade level of each
position. Actual awards can be less than or greater than the target payout
depending upon actual results achieved.

        Unitil maintains a tax-qualified defined benefit pension plan and
related trust agreement (the Retirement Plan"), which provides retirement
annuities for eligible employees of Unitil and its subsidiaries. Since the
Retirement Plan is a defined benefit plan, no amounts were contributed or
accrued specifically for the benefit of any officer of Unitil under the
Retirement Plan. Directors of Unitil who are not and have not been officers of
Unitil or any of its subsidiaries are not eligible to participate in the
Retirement Plan.

<PAGE>

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $170,000 limit.

PENSION PLAN TABLE

<TABLE>
<CAPTION>

	ANNUAL PENSION			
Average Annual Earnings Used for Computing Pension	10 Years of Service	20 Years of Service	30 Years of Service	40 Years of Service
<S>	<C>	<C>	<C>	<C>
$100,000	20,000	40,000	50,000	55,000
125,000	25,000	50,000	62,500	68,750
150,000	30,000	60,000	75,000	82,500
170,000	34,000	68,000	85,000	93,500

</TABLE>

The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after 5 years of service with Unitil or one of its subsidiaries. As of January 1, 2001, Messrs. Schoenberger, Dalton, Baratta, Gantz and Collin had 3, 33, 3,17 and 12 credited years of service, respectively, under the Retirement Plan.

Unitil also maintains a Supplemental Executive Retirement Plan (SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Schoenberger and Dalton would be entitled to receive an annual benefit of $30,372 and $21,268, respectively, assuming normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to retirement.

16

<PAGE>

Unitil and certain subsidiaries maintain severance agreements (the Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, if applicable, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, with respect to such payments.

The Company entered into an employment agreement with Mr. Schoenberger on November 1, 1997. The term of the agreement was for three years with an expiration date of October 31, 2000. Under the terms of the 1997 employment agreement (the 1997 Agreement"), Mr. Schoenberger received an annual base salary of $245,000 which was subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies. Mr. Schoenberger was entitled to participate in the Company's SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. On November 3, 1997, Mr. Schoenberger also received 25,000 options to purchase shares of Company stock under the Company's 1989 Key Employee Stock Option Plan (KESOP). In 1998, the Compensation Committee extended the expiration date of the options granted to Mr. Schoenberger under the KESOP until November 3, 2007. Said options were originally set to expire on March 7, 1999. Mr. Schoenberger was reimbursed for all reasonable interim living and reasonable travel expenses during 1997 and 1998. In addition, in 1998, Mr. Schoenberger was reimbursed for all direct moving expenses and received $50,000 when he relocated to the area, as was stipulated in the terms of the 1997 Agreement. The 1997 Agreement also provided that the Company and Mr. Schoenberger enter into a Severance Agreement, more fully described above. Mr. Schoenberger and the Company entered into said Severance Agreement on February 6, 1998. According to the 1997 Agreement, the Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment had been terminated by the Company during the term of the 1997 Agreement for any reason other than Cause, death or disability, the Company would have been obligated to pay Mr. Schoenberger's base pay at the rate in effect on the date of employment termination and benefits until the end of the term of the 1997 Agreement, or if employment termination was after November 1, 1999, for one year.

<PAGE>

        Upon the expiration of the 1997 Agreement, the Company entered into a
employment agreement (the 2000 Agreement") with Mr. Schoenberger on November 1,
2000. The term of the agreement is for three years with an expiration date of
October 31, 2003. Under the terms of the 2000 Agreement, Mr. Schoenberger will
receive an annual base salary of $292,000 which is subject to annual review by
the Board for discretionary periodic increases in accordance with the Company's
compensation policies. Mr. Schoenberger is entitled to continued participation
in the Company's SERP, Executive Supplemental Life Insurance Program and all
other employee benefit plans made available by the Company. The 2000 Agreement
provides that Mr. Schoenberger shall participate in the Management Incentive
Plan, which is described on page 15, and the Option Plan, which is described on
page 15, or any stock option or similar plan of the Company. The agreement also
provides that the Severance Agreement, entered into on February 6, 1998, by and
between Mr. Schoenberger and the Company, remain in effect. The Severance
Agreement is more fully described on page 17. The 2000 Agreement also provides
that the Company, by action of the Board, may terminate Mr. Schoenberger's
employment for any reason. If Mr. Schoenberger's employment is terminated by the
Company during the term of the agreement for any reason other than Cause, death
or disability, or if Mr. Schoenberger terminates his employment because of
Constructive Termination, the Company shall pay Mr. Schoenberger a combination
of (i) base pay at the rate in effect on the date of employment termination,
(ii) an annual amount equal to the average of the annual bonus amounts received
by Mr. Schoenberger in the two calendar years preceding the year in which
termination occurs, and (iii) benefits, in each case for a period of two years
following the date of termination. If during such two-year period Mr.
Schoenberger shall secure full-time employment, the Company's obligation to
provide benefits shall cease. All such payments described above will be made in
accordance with the Company's regular payroll policies.

                    AS TO OTHER MATTERS TO COME BEFORE THE MEETING

        The Board of Directors does not intend to bring before the meeting any
matters other than the one referred to above and knows of no other matters which
may properly come before the meeting. If any other matters or motions come
before the meeting, it is the intention of the persons named in the accompanying
form of proxy to vote such proxy in accordance with their judgment on such
matters or motions, including any matters dealing with the conduct of the
meeting.

        The Board of Directors has selected and employed the firm of Grant
Thornton as Unitil's independent certified public accountants to audit Unitil's
financial statements for the fiscal year 2000. A representative of the firm will
be present at the meeting and will be available to respond to appropriate
questions. It is not anticipated that such representative will make a prepared
statement at the meeting; however, he will be free to do so if he so chooses.

        Any proposal submitted by a shareholder of Unitil for inclusion in the
proxy material for the 2002 annual meeting of shareholders must be received by
Unitil at its Corporate Headquarters not later than December 19, 2001.

                                      18

<PAGE>

SOLICITATION, REVOCATION AND USE OF PROXIES

Shares of Unitil Common Stock represented by properly executed proxies received by Unitil prior to or at the meeting will be voted at the meeting in accordance with the instructions specified on the proxies. If no instructions are specified on such proxies, shares will be voted FOR the election of the nominees for Directors. Abstentions and non-votes will have the same effect as negative votes.

Any Unitil shareholder who executes and returns a proxy has the power to revoke such proxy at any time before it is voted by filing with the Secretary of Unitil, at the address of Unitil set forth above, written notice of such revocation or a duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy.

Unitil will bear the costs of solicitation by the Board of Directors of proxies from Unitil shareholders. In addition to the use of the mail, proxies may be solicited by the Directors, officers and employees of Unitil by personal interview, telephone, telegram or otherwise. Such Directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of- pocket expenses in connection with such solicitation. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Unitil may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses in connection therewith.

By Order of the Board of Directors,

Mark H. Collin
Treasurer & Secretary

Unitil will furnish without charge to any shareholder entitled to vote and to any beneficial owner of shares entitled to be voted at the annual meeting of common shareholders, to be held April 19, 2001, a copy of its annual report on Form 10-K, including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission for the fiscal year 2000, upon written request to Mark H. Collin, Treasurer, Unitil Corporation, 6 Liberty Lane West, Hampton, NH 03842-1720.

19

<PAGE>

This Page Intentionally Left Blank

<PAGE>

APPENDIX A

Unitil Corporation

AUDIT COMMITTEE
CHARTER OF DUTIES AND RESPONSIBILITIES

The Audit Committee is a standing committee of the Board of Directors. The
committee is comprised of three non-management Directors and holds a minimum of
two scheduled meetings during each calendar year.

The principal functions of the Audit Committee are:

    (a) To make recommendations to the Board of Directors regarding the
        engagement of the Company's independent auditor after reviewing
        management's evaluation and recommendation of the auditor and their
        independence, and to review the arrangements for and scope of the
        independent audit and the fees proposed for such audit, as well as the
        scope and proposed fees for additional non-audit services.

    (b) To ensure receipt from the independent auditor of a formal written
        statement delineating all relationships between the independent auditor
        and the Company, consistent with Independence Standards Board Standard
        1.

    (c) To actively engage in a dialogue with the independent auditor with
        respect to any disclosed relationships or services that may impact the
        objectivity and independence of the independent auditor.

    (d) To review the results of the audit engagement with the independent
        auditor, their Memorandum of Advisory Comments and Management's
        responses thereon.

    (e) To review with the Company's management and the independent auditor the
        accounting principles applied or to be applied in financial reporting,
        and to review and approve any major policy changes affecting the
        Company's financial presentation.

    (f) To review and approve the annual internal audit plan and to review the
        results of internal audits and comments on the Company's system of
        internal controls and compliance therewith.

    (g) To review implementation and/or resolution of previous internal and
        external audit recommendations.

    (h) To report activities of the Committee to the Board of Directors and make
        such recommendations and findings concerning any audit or related
        matters as it deems appropriate.

    (i) To meet periodically with the independent and/or internal auditors to
        discuss any matters that the Committee and/or the auditors wish to
        discuss in Executive session.

    (j) To maintain final approval authority over any proposed terminations
        involving the Internal Audit Services function.

The members of the Audit Committee are not employees of the Company and, in the
opinion of the Board of Directors, are free of any relationship that would
interfere with the exercise of independent judgment as a member of the Audit
Committee.

A-1

<PAGE>

       The Audit Committee represents the Board of Directors, discharging its responsibility of oversight of the financial reporting process by carrying out the above functions. The existence and activities of the committee, however, does not alter the traditional roles and responsibilities of the Company's management and the independent auditor with respect to the accounting and internal control functions and financial statement presentation.

A-2

<PAGE>

<PAGE>

0437-PS-01

<PAGE>

[LOGO]   UNITIL
         C/O EQUISERVE
         P.O. BOX 9398
         BOSTON, MA 02205-9398

                  THIS IS YOUR PROXY. YOUR VOTE IS IMPORTANT.

   Regardless of whether or not you plan to attend the Annual Meeting of
Shareholders, you can be sure your shares are represented at the Meeting by
promptly returning your proxy (attached below) in the enclosed envelope.
Thank you for your attention to this important matter.

                  Directions to Unitil's Corporate Headquarters
                             6 LIBERTY LANE WEST
                           HAMPTON, NEW HAMPSHIRE

   FROM ROUTE 95
   Take New Hampshire Exit 2. Immediately after the toll booth (50 cents) bear
   left onto Rte. 101 East. Cross back over Rte. 95, then take the first right,
   follow signs for Liberty Lane/Rte. 27. Take the first left to the Liberty
   Lane entrance. Stay right on the access road until it crosses under Rte. 95,
   then turn left at the Liberty Lane West sign. Continue straight, 1/2 mile to
   Unitil on the right.

   FROM ROUTE 101 EAST
   Cross over Rte. 95, then take the first right, following signs for Liberty
   Lane/Rte. 27. Take the first left to the Liberty Lane entrance. Stay right
   on the access road until it crosses under Rte. 95, then turn left at the
   Liberty Lane West sign. Continue straight, 1/2 mile to Unitil on the right.

        PLEASE CALL 800/999-6501 IF YOU WOULD LIKE ADDITIONAL INFORMATION

                                  DETACH HERE

[X] Please mark
    votes as in
    this example.

   THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BELOW. IF
   NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED IN FAVOR OF THE ELECTION
   OF THE THREE DIRECTORS LISTED IN ITEM 1.
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR" EACH OF THE NOMINEES LISTED
   BELOW.

<TABLE>

   <S>   <C>   <C>
   1.To elect three Directors:
   Nominees: (01) Michael J. Dalton, (02) Bruce W. Keough,
          (03) Eben S. Moulton

       FOR   WITHHELD
       ALL   [ ]   [ ] FROM ALL
     NOMINEES   NOMINEES
                                            MARK HERE IF YOU PLAN TO ATTEND THE MEETING   [ ]
   [ ]_____
      For all nominees except as noted above   MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT [ ]

                                            Please sign exactly as your name appears hereon. When shares
                                            are held by joint tenants, both should sign. When signing as
                                            attorney, executor, administrator, trustee or guardian,
                                            please give full title as such.

                                            PLEASE RETURN THIS PROXY PROMPTLY.

Signature: _____ Date: _____ Signature: _____ Date: _____

</TABLE>

<PAGE>

```
                              DETACH HERE
--------------------------------------------------------------------------------
                                 PROXY

                           UNITIL CORPORATION

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned, revoking all previous proxies, hereby appoints ANTHONY J.
  BARATTA, JR., MARK H. COLLIN, MICHAEL J. DALTON and ROBERT G. SCHOENBERGER, and
  each of them, proxies with power of substitution to each, to vote for the
  undersigned at the Annual Meeting of Common Shareholders of Unitil Corporation
  (the Company") to be held at the office of the Company, 6 Liberty Lane West,
  Hampton, New Hampshire on Thursday, April 19, 2001, at 10:30 A.M., and at any
  and all adjournments thereof, with all powers the undersigned would possess if
  personally present and voting and particularly with respect to the matters set
  forth on the reverse side hereof.

      PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE HEREOF AND
  RETURN PROMPTLY USING THE ENCLOSED ENVELOPE.


                  CONTINUED AND TO BE SIGNED ON REVERSE SIDE


  SEE REVERSE                                       SEE REVERSE
     SIDE                                              SIDE
```